Exhibit 21.1
LIST OF SUBSIDIARIES OF
CVR ENERGY, INC. *

The following is a list of all subsidiaries of CVR Energy, Inc. and their jurisdiction of organization.

Entity	Jurisdiction
CVR Energy Holdings, Inc.	Delaware
Coffeyville Resources Crude Transportation, LLC	Delaware
Coffeyville Resources Nitrogen Fertilizers, LLC	Delaware
Coffeyville Resources Refining & Marketing, LLC	Delaware
CVR Services, LLC	Delaware
CVR Nitrogen, LP	Delaware
CVR Partners, LP	Delaware
East Dubuque Nitrogen Fertilizers, LLC	Delaware
Wynnewood Refining Company, LLC	Delaware
CVR FHC, LP	Delaware
CVR Refining CVL, LLC	Delaware
CVR Refining WYN, LLC	Delaware
CVR Renewables WYN, LLC	Delaware
CVR Supply & Trading, LLC	Delaware
UAN Services, LLC	Delaware
CVR GP, LLC	Delaware

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of CVR Energy, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.